Exhibit 99.5

USER GUIDE - VIRTUAL MEETING To start To participate online This year, the meeting will take place virtually. Make sure the browser on your device is compatible. You will be able to participate online using You will need the latest version of Chrome, Safari, Edge, your smartphone, tablet or computer. or Firefox. Internet Explorer is not supported. You will be able to view a live webcast of the meeting, Using your smartphone, tablet or computer, go to the ask the board questions and submit your votes in real time. following address: You may also provide voting instructions before the Meeting Access meeting by completing the Form of Proxy or voting information form that has been provided to you. meetings.lumiconnect.com/400-721-717-912 Important Notice for Non-Registered Holders You will need the following information to log in: Non-registered holders (being shareholders who hold Meeting ID Password their shares through a broker, investment dealer, bank, 400-721-717-912 pembina2025 trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may Registered Shareholders attend as guests but will not be able to vote. The control number listed on your form of proxy. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in Appointed Proxy the management information circular relating to the The control number or username provided meeting, in order to appoint and register yourself as proxy, by the transfer agent. otherwise you will be required to login as a guest. Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. Registered Shareholders and Appointed Proxy Registered Shareholders Select “I have a login”. Enter the control number listed on your form of proxy and the password above. Guests Appointed Proxy Select “I am a guest” and fill in the form. Enter the control number or username provided by the transfer agent and the password above.

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Voting Questions Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. To vote, select one of the voting options. Your choice will be highlighted. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end of the voting period by simply selecting another choice. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.